

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2024

Gary Garrabrant
Chief Executive Officer
Captivision Inc.
298-42 Chung-buk Chungang-ro Chung-buk
Pyeong-taek, Gyounggi, Republic of Korea

> **Re: Captivision Inc.**
> **Registration Statement on Form F-1**
> **Filed October 18, 2024**
> **File No. 333-282709**

Dear Gary Garrabrant:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed October 18, 2024

General

1. We note your disclosure that you are seeking to register up to 295,000 Ordinary Shares issuable to certain service providers pursuant to the Deferred Fee Arrangements. Please provide your analysis showing how you determined that there was a completed private placement prior to your attempt to register the resale of these shares. In your analysis, please consider the Commission's guidance set forth in Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing